AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
          SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ENOVA HOLDINGS, INC.
                 (Name of Small Business Issuer in its Charter)

                                     NEVADA
         (State or Other Jurisdiction of Incorporation or Organization)

                                   33-0803552
                       (IRS Employer Identification No.)

                     1196 E. WILLOW STREET, LONG BEACH, CA
                    (Address of Principal Executive Offices)

                                     90806
                                   (Zip Code)

                                 (562) 426-1321
               (Company's Telephone Number, Including Area Code)



SECURITIES TO BE REGISTERED UNDER 12(G) OF THE ACT:

TITLE OF EACH CLASS TO BE SO REGISTERED:  NONE

NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED:  N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                  COMMON STOCK
                              (Title of Each Class)

                                 $.001 PER SHARE
                                   (Par Value)

PART  I

Item 1.           Description of Business

Business Development

         Enova Holdings, Inc. ("Enova") is a corporation duly incorporated, validly existing and is in good standing under the laws of Nevada. Enova previously known as Yes Lifestyles, Inc. ("YSI") incorporated under the laws of Nevada on May 1, 1998 and amended its name to Enova on December 7, 1998. As of this date, Enova had no ongoing operations.

         On February 1, 1999, Enova and The Hartcourt Companies, Inc. ("Hartcourt") entered into a Share Purchase Agreement in which Hartcourt acquired one (1) share of Enova which represented all of the issued and outstanding shares of the company, making Enova a wholly owned subsidiary of Hartcourt.

         On March 1, 1999, Enova and Hartcourt executed an Exchange Agreement whereby Hartcourt exchanged all of its ownership interest in two wholly owned subsidiaries, Pego Systems, Inc. ("Pego") and Electronics Component Systems, Inc. ("ECS"), collectively the "subsidiaries," for 4,709,788 additional shares of Enova.

         On March 1, 1999, Enova and Hartcourt entered into a Distribution Agreement pursuant to which Hartcourt agreed to distribute to all Hartcourt shareholders of record on March 31, 1999 all of the 4,709,789 shares of common stock of the Enova and to file, within a reasonable period of time following such distribution, a Registration Statement on Form 10-SB to cause the distributed shares of Enova to be registered under the Securities Act of 1934.

         As a result of the Share Purchase Agreement, the Exchange Agreement and the Distribution Agreement, each shareholder of record of Hartcourt on March 31, 1999 received one (1) share of Enova for every four (4) shares owned of Hartcourt. Following the distribution of Enova shares, both Enova and Hartcourt continue to operate as separate companies. All of Enova's operations and related assets and liabilities are held by Enova's subsidiaries.

Business of Issuer

Enova Holdings, Inc.

         Enova is a holding company as a result of spin-off of Pego and ECS by Hartcourt. Enova is currently doing business through its two wholly owned subsidiaries.

Pego Systems, Inc.

         Pego is a manufacturer's representative organization that offers a full line of value added service including distribution, service, and manufacturing of customer process equipment packages. Pego is the predominant industrial equipment source on the West Coast for air, gas and material handling equipment for the environmental, petrochemical, food service and other industries with similar requirements. Pego is a full service source providing in stock distribution capabilities for typical fabricated packages and service equipment; and sales representation for all equipment through major manufacturers of equipment, and is supported by engineering and fabrication capabilities for new equipment and upgrade requirements, and a service fleet providing factory authorized on-site service and repair; and factory authorized overhaul shop.

         Pego's primary product line includes compressors, blowers, fans, and ready to go standard fabrications as well as all the ancillary items needed to complement these industrial installations. Pego was founded as a manufacturer's representative of equipment in 1952. Pego expanded its representation and sales force and continually sought new opportunities. Pego began limited distribution that it supported by providing in-house repair services and receiving fabrication requests which it completed profitably, thus now completing the evolution to becoming a one stop equipment source by offering engineering and fabrication services.

         Pego's evolution continued with the opening in 1992 of a satellite service and sales facility in Novato, California; a sales office in Sacramento, California in 1994; a sales office in Seattle, Washington in 1998; and plans to open a sales office in Portland, Oregon. In 1998, Pego acquired Pacific Pneumatics, Inc., a competitor in Rancho Cucamonga, California, that has the ability to offer complementary products not available through Pego. Based on the success of its satellite office program, Pego intends to continue expanding this regional representation program by opening new offices in markets throughout the country that will enable Pego to maintain its growth.

         Currently, Pego has determined that its engineering and fabrication capabilities are well suited to pollution control systems necessary for most of today's industrial operations. In addition, opportunities exist for providing equipment and services for wastewater treatment plants and landfills in the United States and worldwide especially in evolving and emerging nations. Pego believes that this is a virtually untapped potential of new business with industrial plants in the United States discharging billions of gallons daily of water requiring treatment. Pego is already fabricating and shipping systems to China and other Asian countries providing management with experience in these markets.

Market Analysis

         Pego is involved in four inter-related markets. This includes the Distribution Market, Manufacturer's Representatives, Fabrication, and Repair and Service. The Distribution sales are growing at a strong rate. The sales for these products amounted to $1,600,000 in 1998 representing a 15% growth over the previous year. The Manufacturer's Representative sales have shown some growth but are generally flat. Some of this explained by the fact that we package more equipment, and the petrochemical market has been slow for the past two years. This is due to the plunge in oil prices and also the devaluation of the monetary value in the Pacific Rim countries where many large projects are on hold. This market is reviving. Our manufacturers whom we represent cater to those markets. The area of greatest growth in the service market is in the area of field repairs and complete installations.

         The upside potential for our products in each of the currently addressed markets over the next two years is further sales inroads into the food industry, which is one of the fastest growing industries in the non-computer tech fields. Also the environmental field includes wastewater treatment plants, landfill gas gathering, vapor extraction and soil remediation. All are areas with growth, stability and opportunities for our products.

         There are several thousand industrial plants in the United States that discharge billion gallons of water per day that need to be treated. This is above the municipalities that are growing and need more wastewater treatment. The number of plants combined in the USA and in the foreign countries, to which we have access, exceeds 20,000 plants. Based on the conditions introduced above, it is apparent that we will broaden our market coverage of the food, petrochemical and environmental industries. An altogether new application for some of our product would be tapping the metal finishing markets. Further opportunity for our product exists in pharmaceutical and general food processing industries.

Market Segment

         Key points in defining the market segment are the western states where we operate, and in the general processing industry. Currently, over 150 companies in the western states that are of our size or larger share the market. Users of air and gas handling machinery and complete systems are looking for quality and productivity improvements. Developments in air and gas handling machinery and complete systems cause us to increase our packaging and service capabilities.

         The stability of this market segment is good. This is based on the product category performance over the past 10 years. The machinery we sell is essential to many markets and will be unaffected by changes in the development of high tech equipment, since it cannot do the work of these standard products. The major market segments are: petrochemicals, wastewater treatment, environmental, pneumatic conveying and food processing. In the next two years it is estimated that there will be more than ten products distributed by Pego. The market potential for these products in our market is very strong even with only 5% of the overall market. We have an active customer base of over 600 companies and a turnover of new customers that is in the range of 4500 companies in the last 5 years.

Strengths

         In terms of product strength, Pego has several distinct advantages over the competition. First is world-class equipment in processing machinery and worldwide known product names. In marketing, our most powerful assets are our sales engineers. Pego has eight (8) sales engineers, all of who are extremely well trained in the sales of our equipment and complete systems. Our sales engineers have been with Pego for as long as 18 years. The longevity with our company gives our sales engineers great advantage during competitive situations because of their product knowledge, product training at the home factories of the companies that we represent and their rapport with their customers.

Weaknesses

         While there are some weaknesses inherent in our product lines, the only notable marketplace disadvantage is delivery times. The sales increases have out reached our principals manufacturing capacity. By mid year 2001, we expect to be in good position as production catches up with sales and thereby reduce this weakness considerable. Corporate weaknesses at this time consist of lack of fully integrated accounting system. Pego has brought on board an information technology coordinator to review Pego's immediate needs and offer solutions and implement a fully integrated accounting system.

Customer Profile

         The most typical customer for our product is someone who is in the processing field and who currently uses our product for food or chemical processing. It is likely that potential customers are going to be familiar with similar products, and that they will readily accept our product, provided that we market them effectively.

         Complementary products already in use by our customers include other air handling devices and are seen as a tremendous help in compelling customers to acquire and use our product. People are motivated to buy our product because of cost savings in operation.

Customer List

         Typical customers include all the major oil companies, chemical plants, power plants, A & E engineering firms, the food processing plants and municipalities with respect to land fills, wastewater treatment plants. All environmental clean up companies are deemed as our potential customers.

         To name some customers: Coca-Cola, Beatrice foods, Shell Oil, Exxon, British Petroleum, Bechtel Corporation, Fluor-Daniel Corporation, and Waste Management Inc.

Competition

         Companies that compete in this market are Roots, Paxton Blowers, MD Pneumatics and other blower manufacturers. All companies mentioned above charge competitive prices within 10% of our prices, both higher and lower. The major strengths of our competitors are name recognition and the major weaknesses of our competitors are lesser-trained sales representatives. Pego competes with national companies, several of whom are low cost market suppliers, and are based primarily in Pennsylvania and Ohio. United Blowers Co. and Universal Blower Co. have very low overhead operations. Pego has recently completed planning significant expansions. Furthermore, if the market continues to grow, the major national companies will likely devote greater resources to this segment. Our building in Long Beach has recently been expanded and rearranged to accommodate the future support staff.

         The major competitors' objectives and strategies are to win on price. The major competitors' most likely response to trends affecting our industry will be to reduce production and sales costs. Our products are positioned relative to our major competitors by price, quality and location.

         Key factors that have resulted in the present competitive position in this industry are improved efficiency and reduced operating noise level. Sales and profit ranking of major competitors in the industry have changed over recent years due to consolidation taking place in our industry. The rankings have changed because of the big companies buying out some of the smaller ones in the industry.

         Competitive threats today come from foreign manufacturers who are desperate to enter the domestic market and offer prices and services that are below cost. Pego's products perform in virtually all situations. The ability to offer a full range of product and services for air and gas handling equipment is unique in our industry.

         In all comparisons, Pego's products provide the same or more features and have superior performance than do many competitive products.

Cost Structure

         Pego opened a new facility in 1998 that increased our potential capacity by a factor of 15%. In conjunction with this expansion, Pego increased our marketing expense and other administrative overheads. If the market acceptance of our increased sale area is increased in proportion to the demographics of the new territory, profitability should increase as the additional overhead should far outweigh the increase in overall sales.

         Pego plans to add equipment and personnel to further increase sales and production capacity over a period of time. However, market opportunities for Pego products have encouraged us to accelerate our expansion plans. Pego would use additional financing to allow Pego to meet the expected growth in demand for our products.

Industry Growth

         The sale and consumption of our product has increased significantly over the past 23 years. Pego and its manufacturers, for who we distribute, are increasing their capacity in order to meet this growth. There can be no assurance, however, that the growth will continue at the present rate.

Economic Risks

         The economic risks affecting Pego are reduced oil prices and loss of monetary value of foreign currencies against the dollar. The best strategy for Pego is to increase domestic sales and increase the service part of our business. In addition, we are increasing the product lines we represent and the territory into which we sell them.

Legal and Government

         State and local ordinances or zoning laws will not likely change or have impact on the products that we distribute. Our products are in compliance with environmental laws. No government approval is required for any of our products that we represent for our principals. Environment law compliance is related strictly to Pego's paint booth that is licensed by the city, county and the State EPA regulatory agencies. Pego will stay abreast of legal issues facing our industry through the major contractors and available government publications.

Electronic Component Systems, Inc.

         ECS specializes in high technology contract manufacturing and assembly of printed circuit boards, phone and cable wires, coil winding and plastic injection parts. ECS is also a pioneer in the new technology of ball-grid array connection for the semi-conductor industry. ECS maintains manufacturing operations under maquiladora agreements in Nogales, Mexico. A substantial amount of ECS's cables and electronic components are manufactured and assembled at the Mexico facility by the maquiladora. ECS has smaller manufacturing facilities in Fremont, California and Chandler, Arizona and a distribution facility in Nogales, Arizona.

Item 2.           Management's Discussion and Analysis or Plan of Operation

Results of operations

         Since Enova had no operations in fiscal 1998, the accompanying financial statements for the year ended December 31, 1998 included only the cost of organization of Enova.

Comparison of unaudited interim financial statements for the ten months ended October 31, 1999 and 1998:

         The accompanying unaudited interim financial statements of Enova for the ten months ended October 31, 1999 included operations of Enova and Pego. The accompanying unaudited interim financial statements for 1998 included operations of Pego for the ten months ended October 31, 1998 and three months of operations of PPI from August 6, 1998 (date of acquisition by Pego) to October 31, 1998. Enova's investment in ECS was deemed as zero due to consistent losses in 1998 and 1999.

         The exchange of Pego and ECS was accounted for at historical cost since it qualified as a combination of entities under common control. Accordingly, the transaction was accounted for as a recapitalization of Pego, a combination of businesses under common control and an asset acquisition of securities of ECS. The financial statements subsequent to the acquisition are as follows: (1) the balance sheet includes the net assets of Enova and Pego historical cost; (2) the statement of operations includes the operations of Enova and Pego for the periods presented.

         Sales. Sales increased by approximately $705,000 or 14% during the ten month period ended October 31, 1999 when compared with 1998. This increase was primarily attributable to acquisition of Pacific Pneumatics, Inc. in August 1998 and higher volume in service sales.

         Cost of sales. Cost of sales increased by approximately $ 464,000 (15%) during the ten month period ended October 31, 1999 when compared with 1998 primarily as a result of the increase in sales. Gross margins (39%) remained approximately the same during the ten month period ended October 31, 1999 when compared with 1998.

         General & administrative expenses. General and administrative expenses increased by approximately $324,000 (29%) and as a percentage of sales increased to approximately 25% in 1999 compared to 22% in 1998. Such increase was primarily due to increased administrative expenses, legal and accounting costs, and payroll expenses due to acquisition of Pego and ECS in March 1999.

         Sales and marketing expenses. Sales and marketing expenses increased by approximately $25,000 (4%) and as a percentage of sales decreased to approximately 12% in 1999 compared to 13% in 1998. The increase was primarily due to Enova's expanding direct sales and marketing activities.

         Net income or loss. Enova incurred a net loss of approximately $50,000 (1%) during the ten month period ended October 31, 1999 when compared to the profit of approximately $127,000 (2%) during the same period of 1998. The loss resulted primarily due to the increased general and administrative expenses and gross margins remained relatively the same.

Liquidity and Capital Resources

         At October 31, 1999, Enova had cash and cash equivalents of approximately $27,000 and working capital deficit of approximately $283,000. The company believes that its existing working capital deficit together with funds generated from operations, will not be sufficient to provide for its planned operations for the foreseeable future.

         Enova regularly examines opportunities for strategic acquisitions of other companies or lines of business and anticipates that it may from time to time issue additional debt and/or equity securities either as direct consideration for such acquisitions or raise additional funds to be used, in whole or in part, in payment for acquired securities or assets. The issuance of such securities could be expected to have a dilutive impact on Enova's shareholders, and there can be no assurance as to whether or when any acquired business would contribute positive operating results commensurate with the associated investment.

Item 3.           Description of Property

         The corporate headquarters of Enova and Pego are located in Long Beach, California. These facilities are owned by the company and contain approximately 22,000 square feet of office, warehouse and production facilities. Enova has a promissory note on the facility bearing 8.5% interest per year, with monthly payment of $9,543 including principal and interest. The final payment on the promissory note is due on November 1, 2024. The production area is complete with cranes, forklifts, fabrication equipment, overhaul and service equipment, testing and certification equipment and a paint booth. The production facility is in compliance with all government certifications.

         Enova has two other facilities located in Novato, California and Chino, California. Novato facility is leased from the former owner of Pego and approximates 2,100 square feet. The monthly payments on this lease, which expires May 31, 2003, are $1,975. The facility includes a sales office, a small warehouse for certain high sales volume components and a shop for limited repairs. PPI's office, located in Chino is leased at $1,409 per month for a two-year term expiring on August 31, 2001. The lease has an option to renew for one additional year. The facility is approximately 2,200 square feet and supports Pore Poly production and filtration business.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information of November 1, 1999 with respect to the beneficial ownership of common stock of the Company, by each person known by Enova to own beneficially more than five percent of Enova's common stock, by each executive officer and director, and by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of November 1, 1999, there were 5,149,711 shares of common stock outstanding.


                                                                   Amount and
                                                                    Nature of
                                                              Beneficial Interest of
                       Name and Address                          $ .01 par value           Percent
                     of Beneficial Owners                         Common Stock            of Class
         ------------------------------------------------     ----------------------      ---------

         International Banking Company
         Caribbean (IBOC) N. V.                                      275,000                 5.3%
         C/O Enova Holdings, Inc.
         1196 E. Willow Street
         Long Beach, CA 90806

          Nuoasis International Inc.                                 325,000                 6.3%
          C/O Enova Holdings, Inc.
          1196 E. Willow Street
          Long Beach, CA 90806


                                                                   Amount and
                                                                    Nature of
                                                              Beneficial Interest of
                       Name and Address                          $ .01 par value           Percent
                     of Beneficial Owners                         Common Stock            of Class
         ------------------------------------------------     ----------------------      ---------
         Dr. Alan V. Phan (1)                                        1,123,752               22.0%
         Chairman of the Board
         1198 E. Willow Street
         Long Beach,  CA 90809


Includes an aggregate of 250,000 shares issueable upon conversion of 250 shares of Original Preferred Stock. The sole holder of the 250 outstanding shares of Original Preferred Stock, Dr. Phan is entitled to elect 3/5 of the number of members of the Company's Board of Directors.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Identification of Directors and Executive Officers.

         Enova, pursuant to its Bylaws is authorized to maintain a three (3) member Board of Directors, and executive officers as needed. The directors and officers for fiscal 2000 are as follows:


                                           Position
         Name                        Held with the Issuer                 Age              Dates of Service
-------------------------- -------------------------------------------- ------- ---------------------------------------

Dr. Alan Phan              Director, Chairman of the Board              55      March 1999 to present
Manu Ohri                  Director, President & CEO                    44      June 1999 to present
Fred Cohn                  Director, Vice President, Secretary          64      March 1999 to present


         All directors of Enova hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers of Enova are elected by the Board of Directors and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

         Dr. Alan V. Phan, Chairman of the Board and Director. Dr. Phan has over 30 years of experience in business management. He obtained his academic training and degrees at Pennsylvania State University and Sussex College of Technology. As Executive Vice President of Em Kay Group and Eisenberg Company, he established 11 industrial projects including real estate developments in Asia and South America. Dr. Phan has been a founder and Chairman of the Board and Chief Executive Officer of Hartcourt since August 1990.

         Mr. Manu Ohri, President, Chief Executive Officer and Director. Mr. Ohri has over 19 years of diversified business management and operations experience in public and private companies. Mr. Ohri joined Enova in June 1999 as the President, CEO and Director of the company. From January 1997 to May 1999, Mr. Ohri served as Chief Operating Officer of Dynamic Cooking Systems, Inc., a privately held manufacturing company. From September 1989 to December
1996, Mr. Ohri held the position of Chief Financial Officer at Startel Corporation, a NASDAQ listed company in software development business. Mr. Ohri's multi-faceted experience includes operations, finance as well as administrative functions in the manufacturing, distribution and software development industries. Mr. Ohri is a member of the Board of Directors of Hartcourt since December 1999. Mr. Ohri is a Certified Public Accountant with over six years experience with Deloitte & Touche and PriceWaterhouseCoopers. Mr. Ohri earned his Masters degree in Business Administration from University of Detroit and Bachelors degree in Accounting from University of Delhi in India.

         Mr. Fred Cohn, Vice President, Secretary and Director. Mr. Cohn has over 30 years of diversified experience in business management. During the last five years, Mr. Cohn was a successful entrepreneur owning and operating medium size companies in the fields of transportation, entertainment, manufacturing and distribution. Mr. Cohn is a former member of the Board of Directors of The Hartcourt Companies, Inc., a NASDAQ listed company. Mr. Cohn obtained his law degree from New York School of Law and Bachelors degree in Accounting from Wilkes University.

BOARD OF DIRECTORS

         The Board of Directors is classified into three classes, with each class serving staggered three-year terms. The classification of the Board of Directors has the effect of generally requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the Board of Directors.

BOARD COMMITTEES

         The Board of Directors has established an Audit Committee and Compensation Committee. The Audit Committee, consisting of Dr. Phan and Mr. Ohri, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee will meet periodically with management and the independent auditors.

         The Compensation Committee, consisting of Dr. Phan and Mr. Ohri, establishes salaries, incentives and other forms of compensation for officers and other employees of Enova and administers the incentive compensation and benefit plans of the company.

DIRECTOR COMPENSATION

         On July 1, 1999, the Board of Directors adopted a director compensation plan pursuant to which Enova directors will be compensated as follows: (i) $10,000 annual retainer payable in quarterly installments for participation at up to four meetings of the Board of Directors; (ii) an immediately exercisable, nonqualified stock option to purchase 20,000 shares of common stock to be granted upon appointment to the Board of Directors, and (iii) an immediately exercisable, nonqualified stock option to purchase 5,000 shares of common stock to be granted on the day of each annual shareholders meeting during the non-employee director's service on the Board of Directors. Such options are to be granted as freestanding options and not under any stock option plan. The exercise price shall be the fair market value of a share of common stock on the date of grant. Directors are also reimbursed for reasonable expenses incurred in attending meetings of the Board of Directors and committees thereof.

Involvement in Certain Legal Proceedings.

         None to report.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the company's directors and officers and persons who own more than 10 percent of the company's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten percent shareholders are required by SEC regulation to furnish the company with copies of all Section 16(a) reports filed.

         Based solely on its review of the copies of the reports it received from persons required to file, Enova believes that all filing requirements applicable to its officers, directors and greater than ten percent shareholders were complied with.

Item 6.           Executive Compensation

         The following table sets forth the total compensation for the Chairman and the Chief Executive Officer and each of the Company's most highly compensated executive officers whose total salary and bonus for the fiscal 1999 exceeded $100,000 or would have exceeded $100,000 on an annualized basis.


           Name                       Annual Salary             Other Compensation                 Year
------------------------------ ---------------------------- --------------------------- ----------------------------

Dr. Alan Phan                  $0                                  ($100,000 in Stock)             1999

Manu Ohri                      $0                                   ($25,000 in Stock)             1999


(1) Stock represents Enova stock. Fair market value of stock indeterminable at the present time and will be determined when compensation paid.

Long-Term Incentive Plans

         None to report.

Stock Option Plan

         Enova has not adopted a formal stock option plan to compensate its Directors and Officers.


Employment Agreements

         Dr. Alan Phan's Employment Agreement. Enova entered into an employment agreement with Dr. Alan V. Phan in July 1999 pursuant to which Dr. Phan agreed to serve as Chairman of the Board of Directors of the company. The employment agreement provides that Dr. Phan will receive an annual base salary of $120,000 and an annual cash bonus as determined by the Board of Directors. In case Dr. Phan does not take compensation in cash, Enova will issue restricted common shares for compensation earned, calculated at the closing price on January 1, discounted by 50%, for the year compensation is earned. The company also granted Dr. Phan an option to purchase 500,000 shares of common stock at an exercise price of $2.00 per share. The company will provide Dr. Phan with 1) a life insurance policy in the amount of $1,000,000; 2) medical, dental and disability (long-term and short-term) coverages; 3) a car allowance of $650 per month; 4) membership dues for business and professional associations.

         Dr. Phan may terminate the employment agreement at any time for any reason or no reason upon delivering thirty days notice to the company. If the employment agreement is terminated by the company without cause, or if Dr. Phan terminates his employment for good reason, including as a result of a change in control, Dr. Phan is entitled to a lump sum payment dependent upon the amount of time the employment agreement has been in effect.

         If the employment agreement is terminated in the first year, the severance amount would be equal to his base salary for 12 months; if employment agreement is terminated in the second year, the severance amount will be equal to his base salary for 18 months; and if employment agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination. In addition, Dr. Phan shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon Enova's performance and in accordance with the terms, provisions and conditions of any company incentive bonus plan in which Dr. Phan may be designated a participant; (iv) providing, for a period of 12 months after the date of termination, at the company's expense, coverage to Dr. Phan under the company's life insurance and disability insurance policies and to Dr. Phan and his dependents under the company's health plan; if any of the company's health, life insurance, or disability insurance plans are not continued or if Dr. Phan is not eligible for coverage thereunder because of the termination of his employment, the company shall pay the amount required for Dr. Phan to obtain equivalent coverage; (v) providing to Dr. Phan reasonable outplacement services;
(vi) providing an office, secretarial support, and access to equipment and supplies for a period of 6 months after termination. Also upon termination of Dr. Phan's employment by Enova without cause, all equity options, restricted equity grants and similar rights held by Dr. Phan with respect to securities of the company shall automatically become vested and shall become immediately exercisable.

         Mr. Manu Ohri's Employment Agreement. Enova entered into an employment agreement with Mr. Manu Ohri in July 1999, pursuant to which Mr. Ohri agreed to serve as the Chief Executive Officer and President of the company. The employment agreement provides that Mr. Ohri will receive an annual base salary of $140,000 in the first year, $168,000 in the second year, and $201,600 in the third year, and an annual cash bonus as determined by the Board of Directors. The company also granted Mr. Ohri an option to purchase 200,000 shares of common stock at an exercise price of $2.00 per share. The Company will provide Mr. Ohri with (i) a life insurance policy in the amount of $1,000,000; (ii) medical, dental and disability (long-term and short-term) coverage; (iii) a car allowance of $650 per month; (iv) membership dues for business and professional associations not to exceed $2,500 annually without the authorization of the Board.

         Mr. Ohri may terminate the employment agreement at any time for any reason or no reason upon delivering thirty days notice to the company. If the employment agreement is terminated by the company without cause, or if Mr. Ohri terminates his employment for good reason, including as a result of a change in control, Mr. Ohri is entitled to a lump sum payment dependent upon the amount of time employment agreement has been in effect.

         If the employment agreement is terminated in the first year, the severance amount would be equal to Mr. Ohri's base salary for 12 months; if employment agreement is terminated in the second year, the severance amount will be equal to Mr. Ohri's base salary for 18 months; and if employment agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination.

         In addition, Mr. Ohri shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon company's performance and in accordance with the terms, provisions and conditions of any company incentive bonus plan in which Mr. Ohri may be designated a participant;
(iv) providing, for a period of 12 months after the date of termination, at the company's expense, coverage to Mr. Ohri under the company's life insurance and disability insurance policies and to Mr. Ohri and his dependents under the company's health plan; if any of the company's health, life insurance, or disability insurance plans are not continued or if Mr. Ohri is not eligible for coverage thereunder because of the termination of his employment, the company shall pay the amount required for Mr. Ohri to obtain equivalent coverage; (v) providing to Mr. Ohri reasonable outplacement services; (vi) providing an office, secretarial support, and access to equipment and supplies for a period of 6 months after termination. Also upon termination of Mr. Ohri's employment by the company without cause, all equity options, restricted equity grants and similar rights held by Mr. Ohri with respect to securities of the company shall automatically become vested and shall become immediately exercisable.

Item 7.           Certain Relationships and Related Transactions

         On July 7, 1999, Enova authorized and issued restricted shares under Rule 144 to former holders of Convertible Debentures of Hartcourt, which holders had agreed to accept Enova's common shares in lieu of cash repayment. Enova issued 13,156 shares of its Common Stock to settle $65,780 of obligations of Hartcourt.

         On December 10, 1999, Pego received 100,000 shares of restricted common stock of Hartcourt, an affiliate, in satisfaction of the debt payable to Pego. The securities are traded over the OTC Bulletin Board and were valued at $1,525,000 on the date of exchange.

Item 8.           Description of Securities

         The following summary is a description of certain provisions of the company's Certificate of Incorporation and Bylaws. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provision of the Certificate of Incorporation and Bylaws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and Bylaws are filed as exhibits to the Registration Statement.

Common Stock

         Pursuant to the Enova's Certificate of Incorporation, the Board of Directors has authority to issue up to 75,000,000 shares of common stock, par value $0.001 per share. As of October 31, 1999, there were 5,149,712 shares issued, one vote for each share held on all matters. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they be annual or special, is not provided for under Enova's Certificate of Incorporation or Bylaws. However, under certain circumstances, cumulative voting rights in the election of Enova's directors may exist under California law. The holders of common stock will be entitled to receive such dividends, if any, as may be declared by the board from time to time out of legally available funds, subject to any preferential dividend rights of any outstanding shares of Preferred Stock.

         Upon the liquidation, dissolution, or winding up of the company, the holders of the common stock will be entitled to share ratably in all assets of the company that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. The holders of common stock are not entitled to preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affect by, the rights of any series of Preferred Stock, which the company may designate, and issue in the future.

Preferred Stock

         Pursuant to the Enova's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or specials rights and the qualifications, limitations of restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. As of the October 31, 1999, there were 250 issued and outstanding shares of Preferred Stock.

PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         None to report.

Item 2.           Legal Proceedings

         On January 14, 2000, Comerica Bank - California, instituted a legal action against Pego Systems, Inc. as maker, Enova Holdings Inc. and Hartcourt Companies, Inc. as guarantors, in the Los Angeles County Superior Court, Case Number NC027075, alleging nonpayment of promissory notes, breach of security agreement and breach of guaranty contracts, and alleging monies due in amount of $924,636.26. Counsel to Enova is currently reviewing the documents with a preliminary report indicating that there are meritorious defenses and basis for counter claims that will be vigorously prosecuted. The company does not believe that there is a legal basis for the prosecution of this action.

Item 3.           Changes in and Disagreements with Accountants

         Weinberg & Company, P.A. ("Weinberg") were Enova's independent accountants for the year ended December 31, 1998. The opinion of Weinberg on the Balance Sheet of the Company and its subsidiaries at December 31, 1998 and the statement of operations, shareholder's equity, and cash flows for the company and its subsidiaries for the year ended December 31, 1998, did not contain any adverse opinion or disclaimer, or modifications as to uncertainty, audit scope or accounting principles. The company has no disagreements with its accountants concerning accounting and financial disclosures.

         Harlan & Boettger, LLP ("Harlan") were the independent accountants for Pego and its subsidiary for fiscal 1998. The opinion of Harlan on the Balance Sheet of Pego and its subsidiary at December 31, 1998 and the statement of operations, shareholders' equity, and cash flows for Pego and its subsidiary for the year ended December 31, 1998, did not contain any adverse opinion or disclaimer, or modifications as to uncertainty, audit scope or accounting principles. There were no disagreements between the Pego and Harlan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Harlan, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

Item 4.           Recent Sales of Unregistered Securities

                  None to report.


Item 5.           Indemnification of Directors and Officers

         Enova's Certificate of Incorporation and Bylaws provide for expanded indemnification of directors and officers of the company and limits the liability of directors of the company. The Bylaws provide that Enova shall indemnify each person who is or was an officer or director of Enova, or is or was serving as an officer, director, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise at the request of the company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such right to indemnification includes the right to advancement of expenses incurred by such person prior to final disposition of the proceeding, provided that such director or officer shall provide the company with an undertaking to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such person is not entitled to be indemnified for such expenses.

         The Bylaws also provide that Enova shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him or her connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the company unless and only to the extent that the Nevada Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Nevada Court of Chancery or such other court shall deem proper. No person shall be indemnified by the company for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Certificate of Incorporation provides that if the Nevada General Corporation law is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the company shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law, as so amended. The company has also entered into agreements to indemnify its officers and directors in addition to the indemnification provided for in the company's Bylaws.

         The company has also entered into indemnification agreements with its directors and officers which similarly provide for the indemnification and advancement of expenses. In addition, the company has agreed to indemnify the directors and officers to the fullest extent of the law pursuant to the terms of their employment agreement with the company.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the company pursuant to the provisions of the company's Certificate of Incorporation, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART III
Index to Exhibits

3(i)     Articles of Incorporation of Yes Lifestyles, Inc.
3(ii)    Bylaws of Yes Lifestyles, Inc.
3(iii) Certificate of Amendment to the Articles of Incorporation of Yes Lifestyles, Inc.
4        Form of Common Stock Certificate of Enova Holdings Inc.
10.1 Share Purchase Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.
10.2 Exchange Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.
10.3 Distribution Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.
10.4     Employment Agreements with Dr. Alan V. Phan
10.5     Employment Agreement with Mr. Manu Ohri
21       Subsidiaries of Enova
23       Consent of Independent Auditors
27       Financial Data Schedule
99       Nevada Revised Statutes Section 78.751

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Issuer has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Enova Holdings Inc.
                                        a Nevada corporation

Date:    January 24, 2000               By:  /s/       Mr. Alan V. Phan
                                        ---------------------------------------
                                             Name:     Mr. Alan V. Phan
                                             Title:    Chairman

                                        By:  /s/       Manu Ohri
                                        ---------------------------------------
                                             Name:     Manu Ohri
                                             Title:    Chief Executive

PART F/S

         Enova  Holdings,  Inc. -  Audited  Financial Statements at December 31,
         1998

         Enova Holdings, Inc. - Consolidated Financial Statements (Unaudited) as of October 31, 1999 and 1998

                              ENOVA HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998

                                    CONTENTS



PAGE                    1       INDEPENDENT AUDITORS' REPORT

PAGE                    2       BALANCE SHEET AT DECEMBER 31, 1998

PAGE                    3       STATEMENT OF OPERATIONS FOR THE PERIOD FROM MAY
                                1, 1998 (INCEPTION) TO DECEMBER 31, 1998

PAGE                    4       STATEMENT OF CASH FLOWS FOR THE PERIOD FROM MAY
                                1, 1998 (INCEPTION) TO DECEMBER 31, 1998

PAGE                    5       STATEMENT OF STOCKHOLDER'S EQUITY FOR THE PERIOD
                                FROM MAY 1, 1998 (INCEPTION) TO DECEMBER 31,
                                1998

PAGES               6 - 9       NOTES TO FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Enova Holdings, Inc.
(A Development Stage Enterprise)

We have audited the accompanying balance sheet of Enova Holdings, Inc. (a development stage enterprise) as of December 31, 1998 and the related statements of operations, changes in stockholder's equity and cash flows for the period from May 1, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Enova Holdings, Inc. (a development stage enterprise) as of December 31, 1998, and the results of its operations and its cash flows for the period from May 1, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

/s/  WEINBERG & COMPANY, P.A.
----------------------------------
     WEINBERG & COMPANY, P.A.
     Boca Raton, Florida
     December 27, 1999


                              ENOVA HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                DECEMBER 31, 1998


ASSETS

Current assets
                                                                                                          $      -
                                                                                                          -------------

TOTAL ASSETS                                                                                              $      -
                                                                                                          =============




LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES                                                                                               $      -
                                                                                                          -------------

STOCKHOLDER'S EQUITY
    Preferred stock, $.001 par value, 25,000,000 shares authorized,
       none issued and outstanding                                                                               -
    Common stock, $.001 par value, 75,000,000 shares authorized,
       one share issued and outstanding                                                                          -
    Additional paid-in capital                                                                                    500
    Deficit accumulated during development stage                                                                 (500)
                                                                                                          -------------
TOTAL STOCKHOLDER'S EQUITY                                                                                       -
                                                                                                          -------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                                $      -
                                                                                                          =============


                 See accompanying notes to financial statements


                              ENOVA HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
                          FROM MAY 1, 1998 (INCEPTION)
                              TO DECEMBER 31, 1998

REVENUES                                                                                                 $       -
                                                                                                         ------------

EXPENSES
   Organization expense                                                                                         500
                                                                                                         ------------

TOTAL EXPENSES                                                                                                  500
                                                                                                         ------------

NET LOSS                                                                                                 $     (500)
                                                                                                         ============


Net loss per share - basic and diluted                                                                   $     (500)
                                                                                                         ============

Weighted average number of shares
   outstanding during the period -
   basic and diluted                                                                                              1
                                                                                                         ============


                 See accompanying notes to financial statements


                              ENOVA HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF SHAREHOLDER'S EQUITY
                          FROM MAY 1, 1998 (INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                                      DEFICIT
                                                                                                    ACCUMULATED
                                                                              ADDITIONAL               DURING
                                                   COMMON STOCK                PAID-IN              DEVELOPMENT
                                           ----------------------------- --------------------- ----------------------- ------------
                                             SHARES              AMOUNT        CAPITAL                 STAGE                 TOTAL
                                           ------------ ---------------- --------------------- ----------------------- ------------
Common Stock Issuance                               1         $    -             $        500              $   -       $      500
------------------------------------------ ------------ ---------------- --------------------- ----------------------- ------------
Net loss from May 1,1998 (Inception)
   to December 31,1998                              -              -                     -                      (500)        (500)
------------------------------------------ ------------ ---------------- --------------------- ----------------------- ------------
Balance, December 31, 1998                          1         $    -             $        500              $    (500)  $      -
------------------------------------------ ------------ ---------------- --------------------- ----------------------- ------------


                 See accompanying notes to financial statements


                              ENOVA HOLDINGS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
                          FROM MAY 1, 1998 (INCEPTION)
                              TO DECEMBER 31, 1998

Cash flows from operating activities
   Net loss                                                                                    $       (500)
                                                                                               --------------
   Net cash used in operating activities                                                               (500)
                                                                                               --------------

Cash flows from investing activities
   Net cash provided by investing activities

Cash flows from financing activities
   Proceeds from issuance of common stock                                                               500
                                                                                               --------------
   Net cash provided by financing activities                                                            500
                                                                                               --------------

Net increase (decrease) in cash                                                                       -

Cash and cash equivalents at beginning of year                                                        -
                                                                                               --------------

Cash and cash equivalents at end of year                                                       $      -
                                                                                               ==============


                 See accompanying notes to financial statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

          (A)  Organization

               Enova  Holdings,  Inc.  (a  development  stage  enterprise)  (the
               "Company"), formerly known as Yes Lifestyles, Inc., was incorporated in Nevada on May 1, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At December 31, 1998, the Company had not yet commenced any formal business operations, and all activity related to the Company's formation. The Company's fiscal year end is December 31.

               In February 1999, the Company was acquired by a publicly held company and subsequently spun off (see Note 3).

          (B)  Use of Estimates

               In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

          (C)  Cash and Cash Equivalents

               For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

          (D)  Income Taxes

               The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ('Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current income tax expense in the period ended December 31, 1998 due to the net loss. Any deferred tax asset resulting from the net loss has been fully offset by a valuation allowance.

          (E)  Earnings Per Share

               Net loss per common share for the period from May 1, 1998 (inception) to December 31, 1998 is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents outstanding at December 31, 1998.

NOTE 2    STOCKHOLDER'S EQUITY

          (A)  Preferred Stock

               The Company is authorized to issue 25,000,000 shares of preferred stock at $.001 par value, with such designations, preferences and relative, participating, optional or other special rights, or qualification, limitations or restrictions thereof as may be designated by the Board of Directors. As of December 31, 1998, none of the preferred stock was issued or outstanding (See Note
               3).

          (B)  Common Stock

               The Company is authorized to issue 75,000,000 shares of common stock at $.001 par value. As of December 31, 1998, one share of common stock was issued and outstanding (See Note 3).

NOTE 3    SUBSEQUENT EVENTS

          (A)  Share Purchase Agreement

               On February 1, 1999, the sole shareholder of the Company (the "Shareholder") entered into a share purchase agreement (the "Agreement") with The Hartcourt Companies, Inc., a publicly held corporation ("Hartcourt"). Under the terms of the Agreement, Hartcourt acquired one share of common stock of the Company, representing 100% of the total issued and outstanding capital stock of the Company in exchange for $500 cash paid to the Shareholder. As a result, the Company became a wholly-owned subsidiary of Hartcourt.

          (B)  Exchange Agreement

               On March 1, 1999, in contemplation of the distribution agreement and spin-off discussed in Note 3(C) below, the Company entered into an exchange agreement, as amended, (the "Agreement") with Hartcourt. Under the terms of the Agreement, the Company agreed to issue 4,709,788 shares of its common stock to Hartcourt in exchange for all of Hartcourt's ownership in Pego Systems, Inc. ("Pego") and Electronic and Component Systems, Inc. ("ECS"). The exchange was accounted for at historical cost since it qualified as a combination of entities under common control pursuant to AICPA Interpretation 39 of APB Opinion 16 and Emerging Issues Task Force 90-5 ("EIFT 90-5") "Exchanges of Ownership Interest Between Entities Under Common Control" and a recapitalization of Pego pursuant to APB 16.. As a result, the Company obtained a 100% ownership interest in Pego and a 35% ownership interest in ECS.

               Under generally accepted accounting principles the Company whose stockholders receive over fifty percent voting control of the surviving entity in a business combination is considered the acquirer for accounting purposes. Accordingly, the transaction is accounted for as a recapitalization of Pego, a combination of businesses under common control and an asset acquisition of securities of ECS. The financial statements subsequent to the acquisition are as follows: (1) the balance sheet includes the net assets of the Pego and Enova at historical cost; (2) the statement of operations includes the operations of Pego and Enova for the period presented.

          (C)  Distribution Agreement

               On March 1, 1999, the Company entered into a distribution agreement (the "Distribution Agreement") with Hartcourt. Under the terms of the Distribution Agreement, Hartcourt agreed to distribute to all its shareholders of record on March 31, 1999 all of the 4,709,789 shares of common stock of the Company owned by Hartcourt at a 1 for 4 ratio and to file a Registration Statement on Form 10-SB to cause the distributed shares to the Company to be registered under the Securities Exchange Act of 1934, as amended. Due to the rounding of fractional shares, an additional 146 shares were issued to the stockholders. This distribution transaction was accounted for as a spin-off by Hartcourt. In addition, 250 new shares of preferred stock were issued to a preferred stockholder of Hartcourt, who is the Chairman of the Company, at the same 1 for 4 ratio pursuant to the Board of Directors' authorization, and their interpretation of the Distribution Agreement. The 250 preferred shares entitle the Chairman to appoint three-fifths of the membership of the Board of Directors of the Company. Subsequent to March 1, 1999, Hartcourt issued its common stock to the Company's Chairman for services he rendered to Hartcourt during 1998. In September 1999, the Company's Board of Directors issued a resolution to retroactively include these shares as part of the March 1, 1999 Distribution Agreement. As a result, an additional 426,621 new shares of the Company's common stock were issued. Thus an aggregate of 5,136,556 and 250 common and preferred shares, respectively, were issued pursuant to the Distribution Agreement.

          (D)  Common Stock Issuance

               On July 7, 1999, as authorized by the Board of Directors, the Company issued 13,156 shares of its common stock to satisfy former holders of convertible debentures of Hartcourt. The shares were recorded by the Company at the $65,780 Hartcourt carrying value of the debentures, with a corresponding amount due from Hartcourt. ENOVA HOLDINGS, INC. CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) OCTOBER 31, 1999 and 1998

                                 C O N T E N T S

                                                                           Page

CONSOLIDATED FINANCIAL STATEMENTS


    Consolidated Balance Sheet (Unaudited) ................................2


    Consolidated Statement of Operations (Unaudited) ......................3


    Consolidated Statement of Changes in Shareholder's Equity (Unaudited) .4


    Consolidated Statement of Cash Flows (Unaudited) ......................5


    Notes to Consolidated Financial Statements (Unaudited) ................6-13


                       ENOVA HOLDINGS, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                OCTOBER 31, 1999

         ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                                               $ 26,941
    Accounts receivable, net                                                                                 892,177
    Inventory                                                                                                522,617
    Other assets                                                                                               4,183
                                                                                                         ------------

    TOTAL CURRENT ASSETS                                                                                   1,445,918

PROPERTY AND EQUIPMENT, net                                                                                1,307,005

INTANGIBLES, net                                                                                             743,780

RECEIVABLE FROM AFFILIATE                                                                                  1,114,045
                                                                                                         ------------
    TOTAL ASSETS                                                                                         $ 4,610,748
                                                                                                         ============

       LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                                     $   441,395
    Lines of credit                                                                                          250,000
    Accrued expenses                                                                                         242,726
    Notes payable, current portion                                                                           795,041
                                                                                                         ------------

    TOTAL CURRENT LIABILITIES                                                                              1,729,162

NOTES PAYABLE, net of current portion                                                                      1,454,015
                                                                                                         ------------

    TOTAL LIABILITIES                                                                                      3,183,177
                                                                                                         ------------

COMMITMENTS AND CONTINGENCIES                                                                                      -

SHAREHOLDER'S EQUITY
    Preferred stock, $.001 par value, 25,000,000 shares authorized,
       250 shares issued and outstanding                                                                           -
    Common stock, $.001 par value, 75,000,000 shares authorized,
       5,149,712 shares issued and outstanding                                                                 5,150
    Additional paid-in capital                                                                             2,332,861
    Accumulated deficit                                                                                     (910,440)
                                                                                                         ------------

    TOTAL SHAREHOLDER'S EQUITY                                                                             1,427,571
                                                                                                         ------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                               $ 4,610,748
                                                                                                         ============


     The accompanying notes are integral part of these financial statements.


                       ENOVA HOLDINGS, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
               FOR THE TEN MONTHS ENDED OCTOBER 31, 1999 AND 1998

                                                                                       1999                     1998
                                                                                -----------              -----------
NET SALES                                                                        $ 5,819,448             $ 5,113,841

COST OF SALES                                                                      3,573,825               3,110,271
                                                                                ------------             -----------

    Gross profit                                                                   2,245,623               2,003,570

OPERATING EXPENSES
    General and administrative expenses                                            1,458,462               1,134,601
    Sales and marketing expenses                                                     675,229                 650,054
                                                                                ------------             -----------

       TOTAL OPERATING EXPENSES                                                    2,133,691               1,784,655
                                                                                ------------             -----------

INCOME FROM OPERATIONS                                                               111,932                 218,915
                                                                                ------------             -----------

OTHER (INCOME) EXPENSES
    Interest income                                                                     (662)                 (5,924)
    Interest expense                                                                 110,283                  98,111
                                                                                ------------             -----------

    TOTAL OTHER (INCOME) EXPENSES                                                     92,187                 109,621
                                                                                ------------             -----------

NET PROFIT BEFORE INCOME TAXES                                                         2,311                 126,727

    Income taxes                                                                      52,025                       -
                                                                                ------------             -----------

NET PROFIT (LOSS)                                                               $    (49,714)            $   126,727
                                                                                ============             ===========

NET PROFIT (LOSS) PER SHARE -
    BASIC AND DILUTED                                                                ($ 0.01)            $      0.02

WEIGHTED AVERAGE SHARES OUTSTANDING -
    BASIC AND DILUTED                                                              5,141,818               5,136,556


     The accompanying notes are integral part of these financial statements.


                       ENOVA HOLDINGS, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                    FOR THE TEN MONTHS ENDED OCTOBER 31, 1999

                                                                                               Retained
                                                                              Additional       Earnings          Total
                                                                                Paid in      (Accumulated     Shareholders
          Description             Preferred Shares       Common Shares          Capital        Deficit)          Equity
                                 Shares    Amount      Shares      Amount
                                 -------- ---------- ------------ ---------- -------------- --------------- -----------------
Balance - Dec 31, 1997                               5,136,555    $5,137     $2,251,595     $   232,687     $ 2,489,419

Additional paid-in capital                                                       15,500                          15,500

Net Loss                                                                                     (1,093,413)     (1,093,413)

                                 -------- ---------- ------------ ---------- -------------- --------------- -----------------
Balance - Dec 31, 1998                               5,136,555     5,137      2,267,095      (860,726)        1,411,506

Recapitalization                                             1

Stock issued pursuant to          250
Distribution Agreement

Stock issued as loan to an                              13,156        13         65,767                          65,780
affiliate

Net Profit (loss)                                                                             (49,714)          (49,714)

                                 -------- ---------- ------------ ---------- -------------- --------------- -----------------
Balance as of Oct. 31, 1999       250                5,149,712    $5,150     $2,332,862     $(910,440)      $(1,427,571)
                                 ======== ========== ============ ========== ============== =============== =================


     The accompanying notes are integral part of these financial statements.


                       ENOVA HOLDINGS, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
               FOR THE TEN MONTHS ENDED OCTOBER 31, 1999 AND 1998

                                                                                             1999                 1998
                                                                                       ----------            ---------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net profit (loss)                                                                  $  (49,714)           $ 126,727
    Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
       Depreciation                                                                        54,194               37,367
       Amortization                                                                        44,252               54,782
       Issuance of stock in lieu of cash                                                   65,780               15,000
       Changes in assets and liabilities:
          Decrease in accounts receivable                                                  91,914              622,164
          (Increase)Decrease in inventory                                                  68,257              (19,216)
          (Increase)Decrease in other current assets                                        2,949              (29,330)
          Decrease in prepaid income taxes                                                195,601               35,000
          Decrease in accounts payable                                                   (444,116)            (102,217)
          Increase (Decrease) in accrued expenses                                         195,601              (95,613)
                                                                                       -----------           ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  29,116              644,664
                                                                                       -----------           ----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                                   (25,413)             (55,637)
    Advances to an affiliate                                                             (122,964)            (966,499)
    Purchase of subsidiary                                                                                    (452,543)
                                                                                       -----------           ----------

NET CASH USED IN INVESTING ACTIVITIES                                                    (148,377)          (1,474,679)
                                                                                       -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net proceeds from lines of credit                                                     200,000
    Payments on lines of credit                                                                               (150,000)
    Proceeds on notes payable                                                                                1,496,595
    Payments on notes payable                                                            (396,619)
    Payments on capital lease obligation                                                   (2,293)             (10,053)
                                                                                       -----------           ----------

NET CASH PROVIDED BY USED IN FINANCING ACTIVITIES                                        (198,912)           1,336,542
                                                                                       -----------           ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (318,173)             506,526

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                              345,114                4,859
                                                                                       ----------            ----------

CASH AND CASH EQUIVALENTS, OCTOBER 31,                                                  $  26,941              511,385
                                                                                       ----------            ----------


     The accompanying notes are integral part of these financial statements.

                       ENOVA HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.   Organization and Summary of Significant Accounting Policies:

     Organization and Nature of Operations

     Enova Holdings, Inc., (a development stage enterprise), ("the Company"), formerly known as Yes Lifestyles, Inc., was incorporated in Nevada on May 1, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. The Company's operations include distribution, service, and manufacturing of custom process equipment packages in air and gas handling equipment industry. The Company operates through an operating subsidiary Pego Systems, Inc. ("Pego") and has an investment interest in Electronic Components Systems, Inc. ("ECS").

     Basis of presentation

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they may not include all the information necessary for a comprehensive presentation of financial position and results of operations.

     It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year. For further information, refer to the audited financial statements of Pego and its wholly-owned subsidiary, Pacific Pnuematics, Inc., ("PPI"), as of December 31, 1998 included in the Company's Form 10-SB.

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, Pego and PPI. For purposes of these consolidated financial statements all material inter-company transactions and balances have been eliminated.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     For purpose of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a initial maturity of three months or less to be cash equivalents.

     Accounts Receivable

     The Company extends credit in the normal course of business to its customers who are located throughout the United States. The Company performs ongoing credit evaluations of its customers, and generally does not require collateral. At October 31, 1999, the allowance for doubtful accounts amounted to $10,000. It is reasonably possible that the Company's estimate for allowance for doubtful accounts will change.

     Inventory

     Inventory is stated at the lower of cost (first-in, first-out) or net realizable value, and consists of purchased parts, materials, labor, and overhead.

     Accounting for Business Combinations

     The acquisition of PPI by Pego was recorded as a purchase in accordance with Accounting Principle Board Opinion No. 16 (APB 16) "Business Combinations". The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the purchase date. The consolidated statement of operations includes the activities of the acquired entity from the purchase date. The acquisition of Pego and PPI was accounted for at historical cost since it qualifies as a combination of businesses under common control and a recapitalization of Pego.

     Additionally, the Company has applied the "push down" method of accounting whereby, when a company acquires substantially all of the common stock of another company (subsidiary), the acquisition price is "pushed down" to the subsidiary and used to establish a new cost basis for its assets and liabilities.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from five to seven years. The building is depreciated over an estimated useful live of 20 years. The Company's policy is to evaluate the remaining lives and recoverability in light of current conditions. It is reasonably possible that the Company's estimate to recover the carrying amount of property and equipment will change.

     Advertising

     Advertising costs are expensed as incurred. Advertising expense included in general and administrative expenses was $ 33,115 for the ten months ended October 31, 1999.

     Income Taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. The components of the deferred tax asset and liability are individually classified as current and non-current based on their characteristics.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Intangibles

     Goodwill and other intangible assets are amortized on the straight-line basis over the estimated future periods to be benefited (not exceeding 25 years). Goodwill, the excess of the Company's purchase price over the fair value of the net assets acquired, is amortized over 25 years. The covenant not to compete is amortized over five years. It is reasonably possible that the Company's estimate of the recoverability of goodwill will change.

     Impairment of Long-Lived Assets

     The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

     The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.
     Accordingly, based on these evaluations, management has adjusted the carrying value of goodwill in 1998 (Note E).

B.   Business Acquisition:

     On March 1, 1999 (the "Effective Date"), in contemplation of the spin-off of the Company from the its parent discussed below, the Company entered into an exchange agreement, as amended, (the "Agreement") with The Hartcourt Companies, Inc. ("Hartcourt"). Under the terms of the Agreement, as amended, the Company agreed to issue 5,136,555 shares of its common stock to Hartcourt shareholders in exchange for all of Hartcourt's ownership interest in Pego and ECS. The exchange was accounted for at historical cost since it qualified as a combination of entities under common control pursuant to AICPA Interpretation 39 of APB Opinion 16 and Emerging Issues Task Force 90-5 ("EITF 90-5") "Exchange of Ownership Interest Between Entities Under Common Control" and a recapitalization of Pego pursuant to APB 16. As a result, the Company obtained a 100% ownership interest in Pego and a 35% ownership interest in ECS.

     Under generally accepted accounting principles, the Company whose stockholders receive over 50% voting control of the surviving entity in business combination is considered the acquirer for accounting purposes. Accordingly, the transaction is accounted for as a recapitalization of Pego, a combination of business under common control and an asset acquisition of securities in ECS. The financial statements subsequent to the acquisition are as follows: (1) the balance sheet includes the net assets of Pego and the Company at historical cost; (2) the statement of operations includes the operations of Pego and the Company for the period presented.

     All capital stock and earnings per share data in the accompanying financial statements has been retroactively restated to reflect the recapitalization.

     On March 1, 1999 (the "Effective Date"), the Company entered into a distribution agreement (the "Distribution Agreement") with Hartcourt. Under the terms of the Distribution Agreement, Hartcourt agreed to distribute to all its shareholders of record on March 31, 1999 all of the 4,709.788 shares of the common stock of the Company owned by Hartcourt at a 1 for 4 ratio and to file a registration Statement on Form 10-SB to cause the distributed shares to the Company to be registered under the Securities Exchange Act of 1934, as amended. Due to the rounding of fractional shares, additional 146 shares were issued to the shareholders. This distribution transaction was accounted for as a spin-off by Hartcourt. In addition, 250 new preferred shares were issued to a preferred shareholder of Hartcourt, who is the Chairman of the Company, at the same 1 for 4 ratio pursuant to the Board of Directors' authorization, and their interpretation of the Distribution Agreement. The 250 preferred shares entitle the Chairman to appoint three-fifths of the membership of the Board of Directors of the Company. Subsequent to March 31, 1999, Hartcourt issued common shares to the Company's Chairman for the services rendered during 1998. In September 1998, the Company's Board of Directors issued a resolution to retroactively include these common shares as part of the March 24, 1999 Distribution Agreement. As a result, additional 426,621 shares of the Company's common stock were issued. Thus, an aggregate of 5,136,555 of common shares and 250 preferred shares, respectively, were issued pursuant to the Distribution Agreement.

     On August 6, 1998, the Company purchased all outstanding shares of Pacific Pneumatics, Inc. Terms of the transaction include payment of $235,000 in cash and the transfer of equipment valued at $15,000. Included in the acquisition price is a covenant not-to compete (Note E). The excess purchase price over the fair value of the net assets totaling $442,543, was recorded as goodwill.

C.   Inventory:

     Inventory at October 31, 1999 consists of the following:


            Raw materials and purchased parts                                                           $   401,198
            Work-in-process                                                                                 121,419
                                                                                                        ------------
                                                                                                        $  (522,617)
                                                                                                        ============


D.   Property and Equipment:


     Property and equipment at October 31, 1999 consists of the following:

          Building                                                                                      $   627,416
          Land  586,155
          Computer equipment                                                                                100,730
          Furniture and equipment                                                                            56,985
          Vehicles                                                                                           28,904
          Improvements                                                                                       33,798
                                                                                                       ------------

                                                                                                          1,433,988

          Less accumulated depreciation                                                                    (121,247)

          Property and equipment, net                                                                    $1,312,741


E.   Intangibles:


     Intangibles are summarized as follows at October 31, 1999:

          Goodwill                                                                                       $  777,545
          Covenant not to compete                                                                           110,000
                                                                                                        -----------

                                                                                                            887,545

          Less accumulated amortization                                                                    (143,765)

          Intangibles, net                                                                              $   743,780
                                                                                                        ===========


     Goodwill consists of amounts paid in excess of the fair value of the net assets in the acquisition of Pego by Hartcourt and the acquisition of Pacific Pneumatics, Inc. by Pego. In accordance with Statement of Financial Accounting Standards No. 121, (SFAS No. 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," management has evaluated the recoverability of goodwill. The covenant not-to compete agreements are with the former stockholders of the Company which are in effect for a five year period.

F.   Receivable from an affiliate:

     As of October 31, 1999, the Company loaned to an affiliate, The Hartcourt Companies, Inc.$ 1,114,045. The receivable is unsecured, bears no interest, and has no repayment terms. On December 19, 1999, the affiliated issued 100,000 shares of its restricted common stock to satisfy its debt to the Company.

     On July 7, 1999, as authorized by the Board of Directors, the Company issued 13,156 shares of its common stock to satisfy former holders of convertible debentures of Hartcourt. The shares were recorded by the Company at the $65,780, Hartcourt's carrying value of the debentures, with a corresponding amount due from Hartcourt.

G.   Lines of Credit:

     The Company has a secured line of credit agreement with a bank that provides that it may borrow up to $300,000 at the bank's prime rate of interest, 9% per year. The line of credit is secured by inventory, equipment and accounts receivable of the Company. The line of credit is due on demand. At October 31, 1999, the Company had borrowed $ 200,000 under this agreement. The Company is in violation of certain financial covenants at October 31, 1999, and accordingly, the bank has demanded all of its outstanding debt in full.

     Pacific Pneumatics, Inc., its subsidiary, has an unsecured line of credit with a bank which provides that it may borrow up to $50,000 at the bank's prime rate of interest plus 5.5% per annum, 13.25% at October 31, 1999. At October 31, 1999, there were no funds available under this agreement.

H.   Notes Payable:


       Notes payable at October 31, 1999 consists of the following:

       Note payable,  individual,  monthly  principal  and interest  payments of
       $9,544 with interest at 8.5% per annum; due November 2024; secured
       by land and building.                                                                              $ 1,163, 175

       Note payable,  bank, monthly installments of $34,306 plus interest at the bank's prime rate plus 2% per annum,  10.5% at October 31, 1999;  secured by  substantially  all assets of the Company;  all unpaid  principal  and interest due in full on June 5, 2001. The agreement requires  maintenance
       of  certain   financial   covenants  on  a  quarterly   basis  and  other
       restrictions of certain assets of the parent company.  The Company was in violation of the covenants and restriction provisions of the agreement at
       October 31, 1999. Accordingly, the bank has demand
       payment in full.                                                                                       754,716

       Note payable, former owner of Pacific Pneumatics, Inc., monthly principal and interest payments of $3,146 including interest at 6.5% per annum;
       due May 2010; unsecured.                                                                               286,835

       Note payable, former owner of Pacific Pneumatics, Inc., monthly principal and interest payments of $780 including interest at 6% per annum; due
       June 2005; unsecured.                                                                                   44,330
                                                                                                          ------------
                                                                                                            2,249,056

       Less current portion                                                                                  (795,041)

       Notes payable, less current portion                                                                $ 1,454,015
                                                                                                          ============



The following is a summary of principal maturities of notes payable:

             Year Ending
            December 31,
-------------------------------------------
                1999 (two months remaining)                                                               $  795,041
                2000                                                                                          41,217
                2001                                                                                          44,262
                2002                                                                                          47,534
                2003                                                                                          51,056
                Thereafter                                                                                 1,269,946
                                                                                                          ----------

                Total                                                                                     $2,249,056
                                                                                                          ==========


I.   Commitments:

     Operating Lease

     The Company leases facilities under long-term, non-cancelable lease agreements expiring at various dates through November 2001. The non-cancelable operating lease agreements provide that the Company pays property taxes, insurance and certain operating expenses applicable to the leased premises. Rent expense for the ten months ended October 31, 1999 was $ 58,792. The Company also leases vehicles and equipment under various long-term agreements.


     Future minimum lease payments required under the operating lease agreements are as follows:

            Ten months ending
            October 31,
            -------------------------------
                1999 (two months remaining)                                                                $  8,245
                2000                                                                                         49,737
                2001                                                                                         44,366
                2002                                                                                         23,700
                2003                                                                                          9,875
                                                                                                           --------

                Total minimum lease payments                                                               $135,923
                                                                                                           ========


J.   Supplemental Disclosures of Cash Flow Information:


       Noncash investing and financing activities:

            Common stock issued by parent company for payment of debt
                of The Hartcourt Companies, Inc.                                                          $  65,780

       Cash paid during the ten months ended October 31, 1999 for:

                Interest                                                                                  $ 110,283
                Income taxes                                                                              $  49,714


K.   Employee Benefit Plan:

     The Company has a 401(k) employee savings and profit sharing plan for the benefit of its employees. Under the plan, eligible employees may contribute 1% to 15% of their compensation. At the discretion of the Board of Directors, the Company may contribute additional amounts to the plan on behalf of those who actively participate. Company contributions will vest over a six-year period as established in the plan. Contributions totaled $ 8,062 for the ten months ended October 31, 1999.

                        PEGO SYSTEMS, INC. AND SUBSIDIARY
                          (A WHOLLY - OWNED SUBSIDIARY
                        OF THE HARTCOURT COMPANIES, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                 C O N T E N T S

                                                                         Page

INDEPENDENT AUDITOR'S REPORT ..............................................1

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheet ............................................2

    Consolidated Statement of Operations ..................................3

    Consolidated Statement of Changes in Shareholder's Equity .............4

    Consolidated Statement of Cash Flows ..................................5

    Notes to Consolidated Financial Statement .............................6-13

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Pego Systems, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheet of Pego Systems, Inc., (a wholly - owned subsidiary of The Hartcourt Companies, Inc.) a California Corporation (the "Company"), and its subsidiary as of December 31, 1998, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

San Diego, California
March 17, 1999


                        PEGO SYSTEMS, INC. AND SUBSIDIARY
                          (A WHOLLY - OWNED SUBSIDIARY
                        OF THE HARTCOURT COMPANIES, INC.)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998

         ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                                           $   345,114
    Accounts receivable, net                                                                                984,091
    Inventory (Note C)                                                                                      590,874
                                                                                                        ------------

    TOTAL CURRENT ASSETS                                                                                  1,920,079

PROPERTY AND EQUIPMENT, net (Note D)                                                                      1,335,786

INTANGIBLES, net (Note E)                                                                                   788,032

RECEIVABLE FROM PARENT (Note F)                                                                             991,081

OTHER ASSETS                                                                                                  7,132
                                                                                                        ------------

    TOTAL ASSETS                                                                                        $ 5,042,110
                                                                                                        ============

       LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                                    $   885,511
    Lines of credit (Note G)                                                                                 50,000
    Accrued expenses                                                                                         47,125
    Notes payable, current portion (Note H)                                                               1,136,163
    Capital lease obligation                                                                                  2,293
                                                                                                        ------------

    TOTAL CURRENT LIABILITIES                                                                             2,121,092

NOTES PAYABLE, net of current portion (Note H)                                                            1,509,512
                                                                                                        ------------

    TOTAL LIABILITIES                                                                                     3,630,604
                                                                                                        ------------

COMMITMENTS AND CONTINGENCIES  (Notes I and M)                                                                    -

SHAREHOLDER'S EQUITY
    Common stock, $.04 par value, 75,000 shares authorized,
       33,000 shares issued and outstanding                                                                   1,320
    Additional paid-in capital                                                                            2,270,412
    Accumulated deficit                                                                                    (860,226)
                                                                                                        ------------

    TOTAL SHAREHOLDER'S EQUITY                                                                            1,411,506
                                                                                                        ------------
    TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                          $ 5,042,110
                                                                                                        ============


     The accompanying notes are integral part of these financial statements.


                        PEGO SYSTEMS, INC. AND SUBSIDIARY
                          (A WHOLLY - OWNED SUBSIDIARY
                        OF THE HARTCOURT COMPANIES, INC.)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

NET SALES                                                                       $ 6,631,798

COST OF SALES                                                                     4,794,128
                                                                                ------------

    Gross Profit                                                                  1,837,670

OPERATING EXPENSES
    General and administrative expenses                                             975,935
    Sales and marketing expenses                                                    844,693
    Impairments (Note E)                                                            991,081
                                                                                ------------

       TOTAL OPERATING EXPENSES                                                   2,811,709
                                                                                ------------

LOSS FROM OPERATIONS                                                               (974,039)
                                                                                ------------

OTHER INCOME (EXPENSES)
    Interest income                                                                  46,758
    Interest expense                                                               (129,832)
                                                                                ------------

    TOTAL OTHER INCOME (EXPENSES)                                                   (83,074)
                                                                                ------------

NET LOSS BEFORE INCOME TAXES                                                     (1,057,113)

    Income taxes (Note L)                                                            35,800
                                                                                ------------

NET LOSS                                                                        $(1,092,913)
                                                                                ============


     The accompanying notes are integral part of these financial statements.


                        PEGO SYSTEMS, INC. AND SUBSIDIARY
                          (A WHOLLY - OWNED SUBSIDIARY
                        OF THE HARTCOURT COMPANIES, INC.)
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                          Retained
                                                                          Additional      Earnings         Total
                                                     Common Stock          Paid-in       (Accumulated     Shareholder's
                                                 Shares         Amount     Capital       Deficit)           Equity
                                                 ------         ------    ----------     ------------     -------------
Balance, December 31, 1997                       33,000         $1,320    $2,255,412     $    232,687     $ 2,489,419

    Additional paid-in capital (Note B)               -              -        15,000                -          15,000

    Net loss                                          -              -             -       (1,092,913)     (1,092,913)
                                                 ------         ------    ----------     -------------    ------------

Balance, December 31, 1998                       33,000         $1,320    $2,270,412     $   (860,226)    $ 1,411,506
                                                 ======         ======    ==========     =============    ============


     The accompanying notes are integral part of these financial statements.


                        PEGO SYSTEMS, INC. AND SUBSIDIARY
                          (A WHOLLY - OWNED SUBSIDIARY
                        OF THE HARTCOURT COMPANIES, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                                         $(1,092,913)
    Adjustments  to  reconcile  net  loss  to net  cash  provided  by  operating activities:
       Impairments                                                                       991,081
       Depreciation                                                                       60,501
       Amortization                                                                       81,252
       Increase in allowance for doubtful accounts                                        10,000
       Changes in assets and liabilities:
       Decrease in:
          Accounts receivable                                                            548,350
          Inventory                                                                      164,705
          Prepaid income taxes                                                            35,000
          Other assets                                                                     8,988
       Increase (decrease) in:
          Accounts payable                                                               162,914
          Accrued expenses                                                              (193,675)

NET CASH PROVIDED BY OPERATING ACTIVITIES                                                776,203
                                                                                     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                                  (77,676)
    Purchase of subsidiary                                                              (235,000)
    Loan to parent company                                                              (991,081)
                                                                                     ------------

NET CASH USED IN INVESTING ACTIVITIES                                                 (1,303,757)
                                                                                     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net payments on lines of credit                                                     (200,000)
    Proceeds from issuance of note payable                                             1,235,000
    Payments on notes payable                                                           (159,431)
    Payments on capital lease obligation                                                  (7,760)
                                                                                     ------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                867,809
                                                                                     ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                340,255

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                               4,859
                                                                                     ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                               $   345,114
                                                                                     ============


     The accompanying notes are integral part of these financial statements.

                        PEGO SYSTEMS, INC. AND SUBSIDIARY
                          (A WHOLLY - OWNED SUBSIDIARY
                        OF THE HARTCOURT COMPANIES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.   Organization and Summary of Significant Accounting Policies:

     Organization and Nature of Operations

     Pego Systems, Inc. (a wholly - owned subsidiary of The Hartcourt Companies, Inc. ("Hartcourt"), a California Corporation (the "Company"), operations include distribution, service, and the manufacturing of custom process equipment packages. The Company's primary product focus is air and gas handling equipment.

     The Company's markets include the petro-chemical industry, processing companies, food industry, brewing industry, cement plants and many general industrial operations, as well as waste-water treatment plants. The environmental market for pollution control through vapor extraction and other means is emerging as an area of major focus for the Company. Key applications for the products and services the Company provides include pneumatic conveying, combustion process air, wastewater secondary treatment applications of aeration and digester gas mixing, bottle and can drying, contaminated soil vapor extraction, and landfill gas handling.

     Effective March 1, 1999, Hartcourt executed an agreement with Enova Holdings, Inc. whereby they exchanged all Pego Systems, Inc. common stock. Accordingly, effective March 1, 1999, the Company is a subsidiary of Enova Holdings, Inc.

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Pego Systems, Inc. and its wholly-owned subsidiary Pacific Pneumatics, Inc. For purposes of these consolidated financial statements, Pego Systems, Inc. and its subsidiary will be referred to collectively as "the Company". All material intercompany transactions and balances have been eliminated.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     For purpose of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a initial maturity of three months or less to be cash equivalents.

     Accounts Receivable

     The Company extends credit in the normal course of business to its customers who are located throughout the United States. The Company performs ongoing credit evaluations of its customers, and generally does not require collateral. At December 31, 1998, the allowance for doubtful accounts amounted to $10,000. It is reasonably possible that the Company's estimate for allowance for doubtful accounts will change.

     Inventory

     Inventory is stated at the lower of cost (first-in, first-out) or net realizable value, and consists of purchased parts, materials, labor, and overhead.

     Accounting for Business Combinations

     The acquisition of Pacific Pneumatics, Inc. by Pego was recorded as a purchase in accordance with Accounting Principle Board Opinion No. 16 (APB
     16) "Business Combinations", and the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the purchase date. The consolidated statement of operations includes the activities of the acquired entity from the purchase date to year end.

     Additionally, the parent company has applied the "push down" method of accounting whereby, when a company acquires substantially all of the common stock of another company (subsidiary), the acquisition price is "pushed down" to the subsidiary and used to establish a new cost basis for its assets and liabilities.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from five to seven years. The building is depreciated over an estimated useful live of 20 years. The Company's policy is to evaluate the remaining lives and recoverability in light of current conditions. It is reasonably possible that the Company's estimate to recover the carrying amount of property and equipment will change.

     Advertising

     Advertising costs are expensed as incurred. Advertising expense included in general and administrative expenses was $48,015 for the year ended December 31, 1998.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Intangibles

     Goodwill and other intangible assets are amortized on the straight-line basis over the estimated future periods to be benefited (not exceeding 25 years). Goodwill, the excess of the Company's purchase price over the fair value of the net assets acquired, is amortized over 25 years. The covenant not to compete is amortized over five years. It is reasonably possible that the Company's estimate of the recoverability of goodwill will change.

     Impairment of Long-Lived Assets

     The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

     The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.
     Accordingly, based on these evaluations, management has adjusted the carrying value of goodwill in 1998 (Note E).

B.   Business Acquisition:

     On August 6, 1998, the Company purchased all outstanding shares of Pacific Pneumatics, Inc. Terms of the transaction include payment of $235,000 in cash and the transfer of equipment valued at $15,000. Included in the acquisition price is a covenant not-to compete (Note E). The excess purchase price over the fair value of the net assets totaling $442,543, was recorded as goodwill.

C.   Inventory:


     Inventory at December 31, 1998 consists of the following:

            Raw materials and purchased parts                                                            $532,462
            Work-in-process                                                                                58,412
                                                                                                         ---------

                                                                                                         $ 590,874
                                                                                                         =========

                                        8

D.   Property and Equipment:


     Property and equipment at December 31, 1998 consists of the following:

          Building                                                                                       $   627,416
          Land  586,155
          Computer equipment                                                                                  81,271
          Furniture and equipment                                                                             53,138
          Vehicles                                                                                            34,358
          Improvements                                                                                        26,238
                                                                                                         ------------

                                                                                                           1,408,576
          Less accumulated depreciation                                                                      (72,790)

          Property and equipment, net                                                                    $ 1,335,786
                                                                                                         ============


E.   Intangibles:


     Intangibles are summarized as follows at December 31, 1998:

          Goodwill                                                                                       $1,768,626
          Covenant not to compete                                                                           110,000
                                                                                                         -----------
                                                                                                          1,878,626

          Less accumulated amortization                                                                     (99,513)
                                                                                                         -----------

                                                                                                          1,779,113

          Impairment of goodwill                                                                           (991,081)
                                                                                                         -----------
          Intangibles, net                                                                               $  788,032
                                                                                                         ===========


     Goodwill consists of amounts paid in excess of the fair value of the net assets in the acquisition of Pego by Hartcourt and the acquisition of Pacific Pneumatics, Inc. by Pego. In accordance with Statement of Financial Accounting Standards No. 121, (SFAS No. 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," management has evaluated the recoverability of goodwill. Due to losses from operations, the Company has recorded an impairment of $991,081 to goodwill for the year ended December 31, 1998. The impairment of goodwill is included in operating expenses in the accompanying consolidated statement of operations. The covenant not-to compete agreements are with the former stockholders of the Company which are in effect for a five year period.

F.   Receivable from Parent:

     During 1998, the Company loaned the parent company, Hartcourt, $991,081. The receivable is unsecured, bears no interest, and has no repayment terms.

G.   Lines of Credit:

     The Company has a secured line of credit agreement with a bank which provides that it may borrow up to $300,000 at the bank's prime rate of interest, 9% at December 31, 1998. The line of credit is secured by inventory, equipment and accounts receivable of the Company. The line of credit is due on demand. At December 31, 1998, $300,000 was available under this agreement.

     Pacific Pneumatics, Inc., its subsidiary, has an unsecured line of credit with a bank which provides that it may borrow up to $50,000 at the bank's prime rate of interest plus 5.5% per annum, 13.25% at December 31, 1998. At December 31, 1998, there were no funds available under this agreement.

H.   Notes Payable:


     Notes payable at December 31, 1998 consists of the following:

       Note payable,  individual,  monthly  principal  and interest  payments of
       $9,544 with interest at 8.5% per annum; due November 2024; secured
       by land and building.                                                                             $ 1,197,345

       Note payable,  bank, monthly installments of $34,306 plus interest at the bank's prime rate plus 2% per annum,  10.5% at December 31, 1998; secured by  substantially  all assets of the Company;  all unpaid  principal  and interest due in full on June 5, 2001. The agreement requires  maintenance
       of  certain   financial   covenants  on  a  quarterly   basis  and  other
       restrictions of certain assets of the parent company.  The Company was in violation of the covenants and restriction provisions of the agreement at
       December 31, 1998. Accordingly, the bank may demand
       payment in full.                                                                                    1,097,776

       Note payable, former owner of Pacific Pneumatics, Inc., monthly principal and interest payments of $3,146 including interest at 6.5% per annum;
       due May 2010; unsecured.                                                                              300,830

       Note payable, former owner of Pacific Pneumatics, Inc., monthly principal and interest payments of $780 including interest at 6% per annum; due
       June 2005; unsecured.                                                                                  49,724
                                                                                                         ------------
                                                                                                           2,645,675

       Less current portion                                                                               (1,136,163)
                                                                                                         ------------
       Notes payable, less current portion                                                               $ 1,509,512
                                                                                                         ============



     The following is a summary of principal maturities of notes payable:

             Year Ending
            December 31,
          -----------------
                1999                                                                                     $1,136,163
                2000                                                                                         41,217
                2001                                                                                         44,262
                2002                                                                                         47,534
                2003                                                                                         51,056
                Thereafter                                                                                1,325,443
                                                                                                         ----------

                Total                                                                                    $2,645,675
                                                                                                         ==========


I.   Commitments:

     Operating Lease

     The Company leases facilities under long-term, non-cancelable lease agreements expiring at various dates through November 2001. The non-cancelable operating lease agreements provide that the Company pays property taxes, insurance and certain operating expenses applicable to the leased premises. Rent expense for the year ended December 31, 1998 was $47,378. The Company also leases vehicles and equipment under various long-term agreements.


     Future minimum lease payments required under the operating lease agreements are as follows:

             Year Ending
            December 31,
                1999                                                                                     $  83,194
                2000                                                                                        43,744
                2001                                                                                        29,730
                2002                                                                                        21,600
                2003                                                                                         9,000
                                                                                                         ---------

                Total minimum lease payments                                                             $ 187,268
                                                                                                         =========


J.   Supplemental Disclosures of Cash Flow Information:


     Noncash investing and financing activities:

            Common stock issued by parent company for purchase
                of Pacific Pneumatics, Inc.                                                              $  15,000

       Cash paid during the year ended December 31, 1998 for:

                Interest                                                                                 $ 129,832
                Income taxes                                                                             $     800


K.   Employee Benefit Plan:

     The Company has a 401(k) employee savings and profit sharing plan for the benefit of its employees. Under the plan, eligible employees may contribute 1% to 15% of their compensation. At the discretion of the Board of Directors, the Company may contribute additional amounts to the plan on behalf of those who actively participate. Company contributions will vest over a six-year period as established in the plan. Contributions totaled $15,783 for the year ended December 31, 1998.

L.   Income Taxes:


     The provision for income taxes for the year ended December 31, 1998 are as follows:

          Current:

            Federal                                                                                      $25,800
            State                                                                                         10,000
                                                                                                         -------
            Provision for income taxes                                                                   $35,800
                                                                                                         =======



     The Company has a deferred tax asset for the tax effects of temporary differences between financial and tax reporting for the year ended December
     31, 1998 as follows:

           Deferred tax assets:
               Net operating loss carryforward                                                           $   35,600
               Impairment of goodwill                                                                       346,900
                                                                                                         ----------

                                                                                                            382,500

                Valuation allowance                                                                        (382,500)
                                                                                                         ----------
                Net deferred taxes                                                                       $        -
                                                                                                         ==========


     Impairment of goodwill is not deductible in 1998 for income tax purposes. Goodwill is amortized over fifteen years for income tax purposes or until the Company has disposed of its ownership in the entity to which the goodwill relates. The deferred tax asset valuation allowance increased $382,500 from 1997 to 1998. It is reasonably possible that the Company's estimate of the valuation allowance will change. The Company's net operating loss is consolidated with its parents operations and tax returns are filed on a consolidated basis.

M.   Concentrations of Credit Risk:

     The Company maintains cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents.


     Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A summary of total insured and uninsured cash balances as of December 31, 1998 is as follows:


            Total cash in bank deposit accounts                                                          $ 411,459
            Portion insured by FDIC                                                                       (156,790)
                                                                                                         ----------
            Uninsured cash balances                                                                      $ 254,669
                                                                                                         ==========


Index to Exhibits

3(i)   Articles of Incorporation of Yes Lifestyles, Inc.
3(ii)  Bylaws of Yes Lifestyles, Inc.
3(iii) Certificate  of  Amendment  to  the  Articles  of  Incorporation  of  Yes
       Lifestyles, Inc.
4      Form of Common Stock Certificate of Enova Holdings Inc.
10.1 Share Purchase Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.
10.2 Exchange Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.
10.3 Distribution Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.
10.4   Employment Agreements with Dr. Alan V. Phan
10.5   Employment Agreement with Mr. Manu Ohri
21     Subsidiaries of Enova
23     Consent of Independent Auditors
27     Financial Data Schedule
99     Nevada Revised Statutes Section 78.751